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Sir Christopher O'Donnell
Chief Executive Officer
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

> **Re: Smith & Nephew plc**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-14978**

Dear Sir O'Donnell:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Financial Summary, page 2

Presentation, page 2

1.   We note that you present "attributable profit before restructuring and rationalization expenses, the fair value of hedge of anticipated sale proceeds of joint venture, macrotextured claim, related taxation relief thereon and amortization of acquisition intangibles" and "adjusted basic earnings per ordinary share." You also present these and other non-GAAP measures in your Operating and Financial Review, Liquidity and Prospects and Selected Financial Data. Tell us whether you believe that these measures are required or permitted by IFRS as adopted by the European Union and, if so, provide the literature on which you are have relied.

2.   Otherwise, it would appear that these measures such as "attributable profit before restructuring and rationalization expenses, the fair value of hedge of anticipated sale proceeds of joint venture, macrotextured claim, related taxation relief thereon and amortization of acquisition intangibles" and "adjusted basic earnings per ordinary share" represent non-GAAP measures. Further, we note that the measures eliminate certain recurring items.

·   Tell us how you concluded that these measures are consistent with the guidance provided in Item 10(e) of Regulation S-K.
·   In light of the staff's guidance provided in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, please demonstrate to us the usefulness of these measures. In your response, please also address the following:
    a) the manner in which management uses the non-GAAP measures to conduct or evaluate its business;
    b) the economic substance behind management's decision to use such measures;
    c) the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;
    d) the manner in which management compensates for these limitations when using the non-GAAP financial measures; and
    e) the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

3. Notwithstanding the previous comment, consistent with Item 10(e)(1)(i) of Regulation S-K, in future filings that include non-GAAP measures, please revise to provide the following:

    ·   Present the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) with equal or greater prominence;
    ·   Include a reconciliation of the non-GAAP financial measure disclosed with the most directly comparable GAAP financial measure or measures, which both identifies and quantifies each reconciling adjustment included in the non-GAAP measure;
    ·   Explain why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and
    ·   Disclose the additional purposes, if any, for which the management uses the non-GAAP financial measure.

    This comment applies to every non-GAAP measure you present, including percentages, shares and per share amounts. Refer also to Release FR-65 and Questions 28 through 32 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Operating and Financial Review, Liquidity and Prospects, page 27

4. We note that your financial statements reflect the use of exceptions allowed and required by IFRS 1, such as the exception required by paragraph 34B with respect to IFRS 5. In future filings, please provide the disclosures required by Instruction 4 to Item 5 of Form 20-F. Please also refer to Questions 11 and 12 of Appendix B to the May 17, 2005 Highlights of the AICPA International Practices Task Force meeting.

Business Overview, page 28

5.   We note that in Note 3 (c) to your financial statements, you present a segment revenue
        performance measure called "underlying growth in revenue" which is derived by
        excluding the impact of unbudgeted foreign currency movements as well as the impact of
        current-year acquisitions on segment revenues. We also note that consistent with Item
        303 of Regulation S-K you have elected to provide a discussion of segment performance.
        However, we note that you also present and discuss "underlying growth in revenue" on a
        consolidated basis outside of the Business Segment Analysis sections of MD&A. In
        future filings, if, as you indicate, the measures are used by management to evaluate
        <u>segment</u> performance, then please revise to address the following:

        ·   Limit your discussion of these <u>segment</u> measures to the Business Segment
                 Analysis sections of MD&A;
        ·   Consistent with Financial Reporting Codification Section 501.01.a, footnote 28,
                 as added by Commission Release 33-7620, include a complete discussion of the
                 reconciling items that apply to the particular segment being discussed;
        ·   Describe clearly how you calculate the amount of the impact of current-year
                 acquisitions on segment revenues and disclose whether the amounts are derived
                 from your financial statements presented in accordance with IFRS as adopted by
                 the European Union;
        ·   Revise all reconciliations of the measures to your GAAP amounts to clearly
                 describe the amounts being excluded. In particular, given the specific meaning
                 assigned in GAAP to the term "foreign currency translation effect" please replace
                 that term with a clear description of the amounts being excluded and how you
                 derive the amount.

6.   Otherwise, please clearly identify "underlying growth in revenue on a consolidated basis"
        as a non-GAAP performance measure and comply fully with the requirements of Item
        10(e) of Regulation S-K already outlined in comment 3 above.   When discussing the
        additional purposes for using the measure, please address why, in light of your stated
        objectives for using the measure, you selected to use a constant foreign exchange rate for
        the period, i.e. - the management rate, instead of excluding the actual impact of foreign
        exchange rate movements reflected in your GAAP financial statements.

7. In this regard, we also note that you do not discuss and quantify the impact of the actual foreign exchange movements on your results of operations as reflected in your financial statements. In future filings, please revise the discussion in Operating and Financial Review and Prospects under Item 5 of Form 20-F to focus on the financial statements presented in accordance with IFRS as adopted by the European Union.

Operating Cash Flow, page 43

8. On page 44 you present two non-GAAP liquidity measures called "operating cash flow" and "trading cash flow." Please revise future filings to address the following:

    · Prominently present the amounts for your three major categories from the statement of cash flows whenever you present a non-GAAP liquidity measure. Refer to Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by Staff Members in the Division of Corporation Finance, dated June 13, 2003 and Item 10(e)(1)(i) of Regulation S-K.
    · Revise all titles or descriptions for your non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for IFRS as issued by the International Accounting Standards Board, IFRS as adopted by the European Union, or U.S. GAAP.
    · When you disclose non-GAAP financial measures, please ensure that the presentation for each measure complies with and includes all of the disclosures required by Item 10(e) of Regulation S-K.

9. We note that Item 10(e) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA). The adjustments you make when calculating trading cash flow appear to represent prohibited charges or liabilities. Please tell us how the current presentation complies with Item 10(e) of Regulation S-K, or revise future filings to comply with that guidance.

10.   On page 43 you disclose that your measure of "trading cash flow" provides a consistent
        year on year comparison of operating cash flows. Please refer to Question 13 of
        Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,
        prepared by Staff Members in the Division of Corporation Finance, dated June 13, 2003
        and Item 10(e)(1)(i) of Regulation S-K and revise your future filings to address the
        following:

        ·   Avoid inappropriate or potentially misleading inferences about the usefulness of
                non-GAAP measures.
        ·   Disclose all material limitations of the measure.
        ·   Ensure that non-GAAP measures are not used in a manner that inappropriately
                implies that the measure represents the residual cash flow available for
                discretionary expenditures, since many companies have mandatory debt service
                requirements or other non-discretionary expenditures that are not deducted from
                the measure.

Contractual Obligations, page 46

11.   In future filings, please revise your tabular disclosure of contractual obligations to
        include all of the obligations of the company that fall within the specified categories,
        including other long-term liabilities reflected on your balance sheet under IFRS as
        adopted by the European Union. Please refer to Part I, Item 5.F of Form 20-F.

Accountability, Audit, and Internal Control Framework, page 54

-Disclosures Committee and Evaluation of Disclosure Controls and Procedures, page 54

12.   We note your disclosure that your "Chief Executive and Finance Director concluded that
        the disclosure controls and procedures were effective, to ensure that information required
        to be disclosed in the reports which the Group files and submits under the Exchange Act
        in the US is recorded, processed, summarized and reported as and when required." The
        language that is currently included after the word "effective" in your disclosure appears to
        be superfluous, since the meaning of "disclosure controls and procedures" is established
        by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future
        filings or revise the disclosure so that the language that appears after the word "effective"
        is substantially similar in all material respects to the language that appears in the entire

two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Accounts, page 68

Group Income Statement, page 72

13.   We note that you present on the face of your group income statement a measure called "Trading profit" which includes revenue, cost of goods sold, selling, general and administrative expenses, and research and development expenses and excludes restructuring and rationalization expenses, acquisition related expenses, macrotextured claim expenses, and amortization of acquisition intangibles. However, from the table included in Note 4, we note that certain amounts included in restructuring and rationalization expenses relate to cost of goods sold.

·   Tell us your reasons for concluding that it is appropriate to understate cost of goods sold on the face of the group income statement.
·   Tell us the purpose and usefulness of presenting the measure called "trading profit."
·   Tell us how your presentation complies with paragraphs 83 - 84 and BC 13 of IAS 1 as well as Question 28 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by Staff Members in the Division of Corporation Finance and dated June 13, 2003.

Group Cash Flow Statement, page 74

14.   We note you use the indirect method of determining cash flows from operating activities within your cash flow statement and that you begin with operating profit rather than with your profit before taxes or attributable profit. Please tell us how your presentation complies with paragraph 18(b) of IAS 7 which indicates that you should begin with your profit or loss.

Note 1. General Information, page 76

-Presentation of Financial Information, page 76

15.   We note that you have prepared your accounts from January 1, 2005 in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. We further note on page 143 that you state that IFRS 1 requires an entity to comply with each IFRS effective at the reporting date. Please confirm that you prepared your financial statements in accordance with IFRS as adopted by the European Union at December 31, 2005, which is your reporting date and include similar disclosure in future filings. Refer to paragraph 7 of IFRS 1 and SEC Release No. 33-8567.

16.   Further to the above, you state that there would be no difference in your Group accounts for the years presented had you applied International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Please confirm to us that you are referring to IFRS as issued by the IASB as of December 31, 2005 and include similar disclosure in future filings.

17.   We note that you state that IFRS as adopted by the European Union differs in certain respects from IFRS as issued by the IASB and that your financial statements for the reporting period presented would not have been different if the company applied IFRS as issued by the IASB. We further note that the European Union adopted a regulation endorsing IAS 39 with the exception of certain provisions on the use of their full fair value option and on hedge accounting. Please explain to us how you considered the impact on your financial statements in applying EU IFRS 39 as compared to IAS 39. Refer to the guidance in SEC Release No. 33-8567.

Note 2. Accounting Policies, page 76

18.   Please revise future filings to include a clear description of your accounting policies and methods adopted for each type of financial liability, including the criteria for recognition and the basis of measurement applied. See paragraphs 21 of IFRS 7 and 108 of IAS 1.

Sir Christopher O'Donnell
Smith & Nephew plc
September 25, 2006
Page 9

<u>Note 3(c). Business and Geographical Segmental Analysis – Information Required under US GAAP, page 83</u>

19.   We note that in addition to the revenue by reportable segment information required by SFAS 131 you also present revenue by geographic market using the management rate or MR for the year. This disclosure does not appear to comply with paragraph 38 of SFAS 131, which requires you to disclose the required geographic information based on revenues from external customers presented in accordance with the basis of accounting used in your financial statements – i.e., IFRS as adopted by the European Union.

·   Please revise future filings to comply or tell us why the presentation is appropriate.
·   In addition, as the amounts appear to be non-GAAP measures, please tell us how you have complied with Item 10(e)(1)(ii)(C) of Regulation S-K which prohibits presentation of non-GAAP financial information on the face of, or in the notes to, your financial statements.
·   We may have further comments.

20.   You present a segment revenue performance measure called "underlying growth in revenue" which is derived by excluding the impact of unbudgeted foreign currency movements as well as the current year impact of acquisitions on segment revenues. In future filings, please revise this note to also disclose the average assets for each segment in each period so that an investor may independently perform the calculation of that measure as described on page 83.

<u>Note 12. Earnings per Ordinary Share, page 89</u>

21.   We note your presentation of certain financial measures here and throughout the financial statements including, but not limited to, Adjusted attributed profit, Adjusted basic and diluted earnings per share, Operating/trading cash flow; and Net debt. Please address the following:

·   Refer to paragraphs 83 - 84 and BC 13 of IAS 1 and tell us the purpose and usefulness of these financial measures.

· Tell us how your presentation complies with Question 28 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by Staff Members in the Division of Corporation Finance, dated June 13, 2003.

Note 16. Held for Sale—Investment in Joint Venture (BSN Medical), page 92

22. We note that you own 50% of BSN Medical. Please tell us why you ceased to account for this joint venture under the equity method of accounting from October 1, 2005 following the announcement of the intention to sell your interest. . Within your discussion, please cite the accounting literature relied upon under IFRS as adopted by the European Union.

Note 21. Financial Instruments, page 97

23. Please refer to IAS 39 and revise the disclosure on page 97 in your future filings to address the following:

· Clearly indicate each type of risk against which you are hedging, the types of transactions or instruments that give rise to that risk, identify the instruments you use to hedge that risk and explain whether the hedges are being designated and accounted for as fair value hedges, cash flow hedges, or hedges of net investments in foreign operations.

· For cash flow hedges, clearly indicate the periods in which cash flows are expected to occur, when they are expected to enter into the determination of profit or loss, and a description of any forecast transaction for which hedge accounting has previously been used but which is no longer expected to occur.

· For fair value hedges, as applicable, disclose how you account for the gain or loss from remeasuring the hedging instrument at fair value or the foreign currency component of its carrying amount remeasured in accordance with IAS 21. If the amounts are not recognized in your income statements, please advise us.

· Similarly, as applicable for fair value hedges, disclose how you account for any gains or losses on the hedged item attributable to the hedged risk. If that gain or loss did not adjust the carrying value of the hedged item and was not recognized in the income statement, please advise us.

24.   Please disclose, consistent with paragraph 26 of IFRS 7, the methods and assumptions applied in determining fair values.

25.   Please provide the disclosures required by paragraphs 40 – 41 of IFRS 7 related to market risk sensitivity, or tell us why you are not required to provide this information.

Note 39. Differences Between IFRS and Accounting Principles Generally Accepted in the US, page 122

26.   Please tell us how you have complied with the requirements of Rule 5-02.22(1) of Regulation S-X which requires you to disclose the rate of interest, the date of maturity, contingencies and other information relating to your long-term debt. Otherwise, confirm that you will provide the information in future filings

-Goodwill and Other Intangible Assets, page 122

27.   Please tell us and revise future filings to disclose how your accounting under U.S. GAAP differs from your accounting under IFRS as adopted by the European Union for the accounting and measurement of impairment of goodwill and long-lived assets. Within your discussion, please explain why you did not present a reconciling item to reflect any differences that existed.

Note 51. First Adoption of International Financial Reporting Standards, page 143

-Business Combinations, page 143

28.   Please tell us and revise future filings to disclose if you tested goodwill for impairment at the date of transition to IFRS as adopted by the European Union under IAS 36. Refer to the guidance in paragraph B2(g)(iii) of Appendix B to IFRS 1.

-Share-based payments, page 145

29.   Please revise future filings to include the disclosures required by paragraphs 44 and 45 of IFRS 2 for all grants of equity instruments to which IFRS 2 has not applied, such as equity instruments granted on or before November 7, 2002. Refer to the guidance in paragraph 25B of IFRS 1 and paragraph 56 of IFRS 2.

Parent Company Auditors' Report, page 134

30.   We note the parent company information you presented on pages 134 through 143 of the filing. Tell us whether you are required to provide condensed parent-company-only financial statements pursuant to Rule 5-04 of Regulation S-X and, if so, please explain how this information complies with that requirement. We note, for example, that you did not provide statements of operations for the parent company. Otherwise, explain to us why the condensed parent-company-only financial statements pursuant to Rule 5-04 of Regulation S-X are not required and your reasons for including this information.

31.   We note the parent company information you presented on pages 134 through 143 of the filing.

·   In light of the separate audit report included on page 134 and the location of the parent company information between Note 39 and Note 51, both of which relate to the audited financial statements of the group, tell us whether the parent company information is also covered by the audit report included on page 71 of the filing and, if so, explain how the inclusion of UK GAAP parent financial

> information as part of your group financial statements is consistent with IFRS as adopted by the European Union. Cite the applicable guidance.
>
> · Clarify for us whether the parent company financial information included on pages 134 through 143 have been audited in accordance with the standards of the PCAOB (US). If not, tell us how you have complied with Rule 2-02(b) of Regulation S-X in presenting this information in your filing.
>
> · Describe to us the content and purpose of the Remuneration Report referred to in the auditors' report, and tell us where that report is presented in the filing.
>
> · Tell us how you have complied with the requirements of Form 20-F and Article 2 of Regulation S-X in presenting as part of your consolidated financial statements, these parent-only company accounts which appear to be audited in accordance with International Standards on Auditing (UK and Ireland), are prepared in accordance with UK GAAP, and include a true and fair view audit opinion. See also the International Reporting and Disclosure Issues in the Division of Corporation Finance outline posted on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P215_23214.

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

> · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
>
> · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
>
> · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3604 or Martin James, Senior Assistant Chief Accountant at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Kate Tillan
Assistant Chief Accountant